October 14, 2008

VIA EDGAR

Mr. Joe Foti

Senior Assistant Chief Accountant

Division of Corporation Finance

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC  20549-7561

Re:	Gaming Partners International Corporation Form 10-K for the fiscal year ended December 31, 2007 Filed March 31, 2008 Definitive Proxy Statement on Schedule 14A Filed April 9, 2008 File No. 000-23588

Dear Mr. Foti:

We are in receipt of the Commission’s letter dated September 22, 2008, concerning the Form 10-K for the fiscal year ended December 31, 2007, filed by Gaming Partners International Corporation (GPIC or the Company) on March 31, 2008 which was in response to our response letter dated August 19, 2008.  We understand the purpose of the Commission’s review and appreciate its comment.  The following is the Company’s response to the Commission’s comment:

Form 10-K for the year ended December 31, 2007

Management’s Discussion and Analysis of Results of Operations and Financial Condition

1.                                      We note your proposed disclosure in your response to our prior comment 1 and your revisions made in your Form 10-Q for the quarterly period ended June 30, 2008.  We note that all of your 2007 corporate costs of $2.6 million are only included in your USA operations (GPI USA), which you explain as the only factor causing your domestic operations (GPI USA) to incur significant pre-tax losses or break-even results while your foreign operations (GPI SAS) generated significant pre-tax income during the last two fiscal years.  Based on the reported losses for GPI USA operations in 2007 of $2.05 million, it appears that the 2007 corporate costs of $2.6 million is only a partial reason for the approximate $5.1 million difference between your GPI USA and GPI SAS pre-tax (loss) / income of $(2,051) and 3,108, respectively.  Therefore, as applicable, please enhance your disclosure to include (i) the nature of all items and amounts that contribute to the significant variability in your operating results between GPI USA and GPI SAS; and (ii) the reasons for the significant positive operating margins experienced by GPI SAS operations that is disproportionate to their contribution of revenues when compared to the GPI USA operating results.

Mr. Joe Foti

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

October 14, 2008

Response

As you have identified, there is an approximate $5.1 million difference between the pre-tax income in France in comparison to the United States in 2007.  As we previously noted in our response dated August 19, 2008, the largest portion of this difference is corporate costs of $2.6 million that are in the United States pre-tax loss and not allocated to our French subsidiary, GPI SAS.  Our corporate costs include such items as corporate management, regulatory fees, board of director expenses, investor relations expenses, auditing and review fees, and corporate legal expenses.

The following table lists and quantifies differences that net to $4.9 million.

(in millions)

Corporate costs	$2.6

Discrete items:
Expenses incurred regarding lead in Paulson chips at GPI USA	1.1
Expenses incurred due to fixed asset inventory at GPI USA	0.3
Income from French Social Security tax refund at GPI SAS	0.3
Total discrete items	1.7

Intercompany items:
Net difference in profit on intercompany sales	0.3
Interest income recorded by GPI SAS and received from GPI USA	0.1
Interest expense recorded by GPI USA and paid to GPI SAS	0.1
Total intercompany items	0.5

Other items:
Higher interest income and gain on sale of marketable securities at GPI SAS	0.3
Larger foreign currency exchange loss at GPI SAS	(0.2)
Total other items	0.1

Total	$4.9

Although the above items account for $4.9 million of the $5.1 million difference, there are other differences between the two companies as well.  For example, one item affecting GPI USA in 2007 that was previously disclosed in our Form 10-K was that GPI USA had higher sales of RFID casino chips, which in 2007 had a lower margin than non-RFID casino chips, with the net effect of increasing sales due to their higher prices, but not increasing profits proportionally.  In addition, with GPI SAS’ current focus on casino chips, the magnitude of period to period change in its revenue tends to be much greater than GPI USA’s, which sells our full product line and has recurring business associated with the sale of cards, dice, and layout replacements.  GPI SAS’ focus on casino chips allows for generally more favorable product mix and leaner organization as individual orders are typically larger.  As an illustration, GPI SAS processed 11 times fewer sales invoices than GPI USA in 2007.  Another factor is that through the six months ended June 30, 2008 the consolidated sales at GPI SAS and GPI USA were $12.6 million and $18.4 million, respectively; with a pre-tax profit of $1.1 million and $1.9 million (after excluding $1.2 million of corporate costs), respectively.  Therefore, what appears to have been a historical pattern of higher profitably for GPI SAS may not continue.

We believe the disclosures we made in our second quarter 2008 10-Q and the additional information regarding corporate costs that we will add in our 2008 Form 10-K will aid the reader in better understanding our business.  Several of the key items above, such as the three discrete items, are important, and are disclosed in our 2007 Form 10-K.  Regarding intercompany information, we believe disclosure of items that have no impact on consolidated results could be confusing to the reader.  At this time, we do not believe additional disclosure is necessary, although we will continue to evaluate our disclosures based upon ongoing circumstances.

If you should have any further questions or concerns, please feel free to contact me at (702) 598-2428.

Sincerely,

/s/ David W. Grimes
David W. Grimes
Chief Financial Officer

cc:	Gerard P. Charlier, President and Chief Executive Officer Laura McAllister Cox, Chief Legal and Gaming Compliance Officer Robert J. Kelly, Chairman, Audit Committee